UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]     Form 40-F[X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Material Change Report
99.2	Arrangement Agreement dated November 14, 2018
99.3	Voting and Support Agreement – Doyle
99.4	Voting and Support Agreement – Dasso
99.5	Voting and Support Agreement - Emerson
99.6	Voting and Support Agreement – Lemon
99.7	Voting and Support Agreement – Press
99.8	Voting and Support Agreement – Greer
99.9	Voting and Support Agreement – Winckler
99.10	Voting and Support Agreement – Wafforn
99.11	Voting and Support Agreement – Carroll
99.12	Voting and Support Agreement – Steinmann
99.13	Voting and Support Agreement – Gelder
99.14	Voting and Support Agreement – Beaty
99.15	Voting and Support Agreement – McAleer
99.16	Voting and Support Agreement – Busby
99.17	Voting and Support Agreement - Segsworth

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: November 26, 2018

/s/Cassandra Joseph
Cassandra Joseph
VP Corporate Secretary & Associate General Counsel